UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

 Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February 2025

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

 Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of 4Q2024 Consolidated Results

Item 1

Item 1

Report of 4Q2024 Consolidated results

Information reported in Ps billions(1) and under IFRS

(1) We refer to billions as thousands of millions.

Bogotá D.C., Colombia

Carrera 13 No 26A - 47 - 23rd Floor

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States (“SEC”). As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation. Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-IFRS measures such as ROAA and ROAE, among others, are explained when required in this report.

This report includes forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time, but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report.

The Financial Statements of Grupo Aval Acciones y Valores S.A., in accordance with Colombian regulations, must be filed with the market and with the Superintendency of Finance with the opinion of an external auditor. At the time of this Solicitation, this process is still ongoing.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

1

Report of 4Q2024 consolidated results Information reported in Ps billions and under IFRS, except per share information

ABOUT GRUPO AVAL

Grupo Aval, leading financial conglomerate in Colombia, operates through: four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest private pensions and severance fund manager in Colombia (Porvenir), and the largest merchant bank in Colombia (Corficolombiana). In addition, it is present in Panama through Multibank's operation through Banco de Bogotá.

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer of securities in Colombia and the United States ("SEC").

As of December 31, 2024, the Company has the following issuances:

Stocks	Securities issues in force
Type of security	Common stock	Preferred stock
Trading system	Stock exchange	Stock exchange
Stock exchange	Colombian Stock Exchange (BVC)
Outstanding Shares (*)	16,201,212,499	7,542,263,255
Issue amount(*)	16,201,212,499	7,542,263,255
Amount placed(*)	16,201,212,499	7,542,263,255

Local Bonds
Year	Principal (million)	Rate	Rating
Issue of 2016 - Series A - 10 years	93,000	CPI+3.86%	AAA –BRC Investor Services S.A.
Issue of 2016 - Series A - 20 years	207,000	CPI+4.15%
Issue of 2017 - Series A - 25 years	300,000	CPI +3.99%
Issue of 2019 - Series A - 20 years	300,000	CPI +3.69%
Issue of 2024 - Series A - 15 years	200,000	CPI +6.16%
Issue of 2024 - Series C - 3 years	100,000	10.08%
	1,200,000

International Bonds
	Principal U. S. (million)	Rate	Rating
Issue of 2020 - 10 years	US 1,000	4.375%	Ba2 / Negative (Moody’s) BB+ / Stable (Fitch)

Main domicile: Bogotá D.C., Colombia

Address: Carrera 13 No 26A – 47- 23rd Floor

2

Table of contents

Key results of 4Q24	4
Consolidated Financial Results	5
– Statement of Financial Position Analysis	7
– Income Statement Analysis…	15

Grupo Aval + Grupo Aval Limited…	19

Separated Financial Results…	20
– Statement of Financial Position Analysis	20
– Income Statement Analysis	21

Definitions	22
Consolidated Financial Statements	23
Separate Financial Statements	25

3

Report of 4Q2024 consolidated results Information reported in Ps billions and under IFRS, except per share information

Bogotá, February 18th, 2025. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 1,015.1 billion (Ps 42.8 pesos per share) for 2024, 37.4% higher than for 2023. ROAE was 6.0% and ROAA was 0.7% for the year.

•	To enhance its offering of comprehensive financial services as a holding, Grupo Aval acquired 40.77% of the outstanding shares of Casa de Bolsa and 95.4% of Fiduciaria Corficolombiana and renamed them Aval Casa de Bolsa and Aval Fiduciaria respectively.

•	Gross loans reached 199.4 trillion pesos, a 7.3% growth versus 4Q23. Consolidated deposits reached 201 trillion pesos, a 10.4% growth versus 4Q23.

•	As of November 2024, the Aval banks had gained 75 bps in market share of gross loans over 12-months (52 bps in commercial loans, 150 bps in consumer loans, and 152 bps in mortgages).

•	The quality of our loan portfolio improved 46 bps on a +30 PDLs basis and 29 bps on a +90 PDLs basis during the quarter.

•	Cost of risk for the year was 2.2%, 10 bps lower than in 2023 as a result of a 111 pbs improvement in consumer loans to 5.5% and a 50 pbs deterioration in commercial loans to 0.6%.

•	NIM on loans increased 29 bps during the year to 4.3%, while total NIM decreased 6 bps to 3.4% driven by a lower NIM on investments.

•	Cost to Assets efficiency improved to 2.7% compared to the 2.8% of 2023. OPEX grew 3.7% versus 2023 with Cost to income reaching 54.2% for the year.

•	Net income from commissions and fees for 2024 totaled Ps 3,584 billion, a 6.9% increase compared to 2023.

4

Report of 4Q2024 consolidated results Information reported in Ps billions and under IFRS, except per share information

	COP $tn	4Q23	3Q24	4Q24	4Q24 vs 3Q24	4Q24 vs 4Q23
Balance Sheet	Gross Loans	$ 185.8	$ 194.5	$ 199.4	2.5%	7.3%
	Deposits	$ 182.0	$ 196.0	$ 200.9	2.5%	10.4%
	Deposits/Net Loans	1.03 x	1.06 x	1.06 x	-0.01 x	0.02 x

Loan Quality	90 days PDLs / Gross Loans	4.0%	4.3%	4.0%	(29) bps	3 bps	2023	2024	2024 vs 2023
	Allowance/90 days PDLs	1.36 x	1.25 x	1.25 x	0.00 x	-0.11 x
	Cost of risk	2.7%	1.9%	1.8%	(11) bps	(83) bps	2.3%	2.2%	(10) bps

Profitability	Net interest margin	3.9%	3.9%	2.8%	(105) bps	(101) bps	3.4%	3.4%	(6) bps
	NIM on Loans	4.1%	4.2%	4.4%	19 bps	27 bps	4.0%	4.3%	29 bps
	Fee income Ratio	19.0%	21.6%	23.4%	178 bps	440 bps	20.9%	22.4%	150 bps
	Cost-to-Income Efficiency Ratio	54.0%	50.7%	61.3%	1,058 bps	727 bps	52.1%	54.2%	205 bps
	Cost-to-Assets Efficiency Ratio	2.9%	2.6%	2.9%	34 bps	3 bps	2.8%	2.7%	(5) bps
	Attributable net income	$ 0.08	$ 0.42	$ 0.28	-32.3%	239.4%	$ 0.74	$ 1.02	37.4%
	ROAA	0.5%	0.9%	0.7%	(25) bps	18 bps	0.7%	0.7%	(3) bps
	ROAE	2.0%	9.7%	6.5%	(329) bps	446 bps	4.5%	6.0%	149 bps

Gross loans excludes interbank and overnight funds. PDLs 90+ defined as loans more than 90 days past due. Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non-significant figures.

5

Report of 4Q2024 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	4Q23	3Q24	4Q24	Δ
				4Q24 vs. 3Q24	4Q24 vs. 4Q23
Cash and cash equivalents	18,597.9	19,151.9	16,998.9	-11.2%	-8.6%
Trading assets	15,451.1	20,234.6	20,163.2	-0.4%	30.5%
Investment securities	34,425.7	36,525.2	39,162.6	7.2%	13.8%
Hedging derivatives assets	48.7	71.8	54.0	-24.8%	11.0%
Total loans, net	176,168.1	184,554.6	190,129.5	3.0%	7.9%
Tangible assets	6,995.9	7,172.7	7,243.4	1.0%	3.5%
Goodwill	2,202.2	2,215.2	2,223.6	0.4%	1.0%
Concession arrangement rights	13,557.3	13,998.9	14,314.6	2.3%	5.6%
Other assets	33,734.8	36,690.7	37,569.6	2.4%	11.4%
Total assets	301,181.6	320,615.6	327,859.4	2.3%	8.9%
Trading liabilities	2,154.4	983.4	1,011.9	2.9%	-53.0%
Hedging derivatives liabilities	217.6	25.0	21.7	-13.2%	-90.0%
Customer deposits	181,987.4	196,025.0	200,872.2	2.5%	10.4%
Interbank borrowings and overnight funds	15,081.9	21,296.0	18,509.8	-13.1%	22.7%
Borrowings from banks and others	22,218.5	21,027.4	24,060.9	14.4%	8.3%
Bonds issued	23,427.8	24,658.7	26,215.8	6.3%	11.9%
Borrowings from development entities	4,813.1	4,009.2	4,037.3	0.7%	-16.1%
Other liabilities	19,760.5	19,800.3	19,966.9	0.8%	1.0%
Total liabilities	269,661.2	287,824.9	294,696.5	2.4%	9.3%
Equity attributable to owners of the parent	16,782.7	17,386.5	17,451.3	0.4%	4.0%
Non-controlling interest	14,737.7	15,404.3	15,711.7	2.0%	6.6%
Total equity	31,520.4	32,790.8	33,162.9	1.1%	5.2%
Total liabilities and equity	301,181.6	320,615.6	327,859.4	2.3%	8.9%

Consolidated Statement of Income	4Q23	3Q24	4Q24	Δ
				4Q24 vs. 3Q24	4Q24 vs. 4Q23
Interest income	7,421.9	6,874.0	6,832.9	-0.6%	-7.9%
Interest expense	5,891.6	5,206.0	4,834.9	-7.1%	-17.9%
Net interest income	1,530.3	1,667.9	1,998.0	19.8%	30.6%
Loans and other accounts receivable	1,370.1	1,096.4	1,047.3	-4.5%	-23.6%
Other financial assets	(2.3)	(0.1)	1.0	N.A	-144.7%
Recovery of charged-off financial assets	(132.5)	(157.7)	(148.2)	-6.0%	11.8%
Net impairment loss on financial assets	1,235.3	938.6	900.2	-4.1%	-27.1%
Net interest income, after impairment losses	295.0	729.4	1,097.9	50.5%	N.A.
Net income from commissions and fees	766.9	881.8	909.1	3.1%	18.5%
Gross profit from sales of goods and services	797.3	523.3	508.9	-2.8%	-36.2%
Net trading income	202.3	498.2	325.8	-34.6%	61.1%
Net income from other financial instruments mandatory at FVTPL	76.6	82.1	82.1	0.0%	7.3%
Total other income	658.7	421.1	57.7	-86.3%	-91.2%
Total other expenses	2,177.0	2,064.8	2,377.9	15.2%	9.2%
Net income before income tax expense	619.7	1,071.1	603.6	-43.6%	-2.6%
Income tax expense	251.1	342.4	63.1	-81.6%	-74.9%
Net income for the period	368.6	728.7	540.4	-25.8%	46.6%
Non-controlling interest	285.7	313.0	259.1	-17.2%	-9.3%
Net income attributable to owners of the parent	82.9	415.7	281.4	-32.3%	N.A.

Key ratios	4Q23	3Q24	4Q24	YTD 2023	YTD 2024
Net Interest Margin(1)	2.8%	2.9%	3.4%	2.9%	3.2%
Net Interest Margin (including net trading income)(1)	3.9%	3.9%	2.8%	3.4%	3.4%
Efficiency ratio(2)	54.0%	50.7%	61.3%	52.1%	54.2%
90 days PDL / Gross loans (5)	4.0%	4.3%	4.0%	4.0%	4.0%
Provision expense / Average gross loans (6)	2.7%	1.9%	1.8%	2.3%	2.2%
Allowance / 90 days PDL (5)	1.36	1.25	1.25	1.36	1.25
Allowance / Gross loans	5.4%	5.4%	5.0%	5.4%	5.0%
Charge-offs / Average gross loans (6)	2.6%	2.9%	3.3%	2.3%	2.9%
Total loans, net / Total assets	58.5%	57.6%	58.0%	58.5%	58.0%
Deposits / Total loans, net	103.3%	106.2%	105.7%	103.3%	105.7%
Equity / Assets	10.5%	10.2%	10.1%	10.5%	10.1%
Tangible equity ratio (7)	9.1%	8.9%	8.7%	9.1%	8.7%
ROAA(3)	0.5%	0.9%	0.7%	0.7%	0.7%
ROAE(4)	2.0%	9.7%	6.5%	4.5%	6.0%
Shares outstanding (EoP)	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754
Shares outstanding (Average)	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754
Common share price (EoP)	468.0	413.0	447.0	468.0	447.0
Preferred share price (EoP)	485.0	420.0	446.0	485.0	446.0
BV/ EoP shares in Ps.	706.8	732.3	735.0	706.8	735.0
EPS	3.5	17.5	11.8	31.1	42.8
P/E (8)	34.7	6.0	9.4	15.6	10.4
P/BV (8)	0.7	0.6	0.6	0.7	0.6

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval's shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) PDLs 90+ defined as loans more than 90 days past due include interest accounts receivables. Gross loans excluding interbank and overnight funds; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

6

Report of 4Q2024 consolidated results Information reported in Ps billions and under IFRS

Consolidated Financial Results

Statement of Financial Position Analysis

1.	Assets

Total assets as of December 31st, 2024 totaled Ps 327,859.4 billion showing an increase of 8.9% versus total assets in December 31st, 2023 and an increase of 2.3% versus September 30th, 2024. Growth was mainly driven by (i) a 7.9% year over year growth in total loans, net to Ps 190,129.5 billion, (ii) a 30.5% year over year growth in trading assets to Ps 20,163.2 billion, and (iii) a 13.8% year over year increase in investment securities to Ps 39,162.6 billion.

1.1	Loan portfolio

Gross loans (excluding interbank and overnight funds) increased by 7.3% between December 31st, 2024 and December 31st, 2023 to Ps 199,431.1 billion mainly driven by (i) a 7.8% increase in commercial loans to Ps 115,414.6 billion, (ii) a 19.2% increase in Mortgages to Ps 22,035.7 billion, and (iii) a 3.3% increase in Consumer loans to Ps 61,976.3 billion.

It is worth noting that Banco de Bogotá decided to sell its Microcredit portfolio as part of their strategic roadmap.

Interbank & overnight funds increased by 79.6% to Ps 705.1 billion between December 31st, 2024 and December 31st, 2023.

Loss allowance was Ps 10,006.6 billion as of December 31st, 2024 taking net loans to Ps 190,129.5 billion.

Total loans, net	4Q23	3Q24	4Q24	Δ
				4Q24 vs. 3Q24	4Q24 vs. 4Q23
Gross loans
Commercial loans	107,047.8	112,798.3	115,414.6	2.3%	7.8%
Consumer loans	59,999.6	61,133.1	61,976.3	1.4%	3.3%
Mortgages loans	18,486.2	20,604.0	22,035.7	6.9%	19.2%
Microcredit loans	277.5	5.0	4.4	-11.8%	-98.4%
Gross loans	185,811.2	194,540.4	199,431.1	2.5%	7.3%
Interbank & overnight funds	392.6	453.0	705.1	55.6%	79.6%
Total gross loans	186,203.8	194,993.4	200,136.1	2.6%	7.5%
Loss allowance	(10,035.7)	(10,438.8)	(10,006.6)	-4.1%	-0.3%
Allowance for impairment of commercial loans	(5,294.6)	(5,644.9)	(5,363.7)	-5.0%	1.3%
Allowance for impairment of consumer loans	(4,307.4)	(4,326.4)	(4,166.0)	-3.7%	-3.3%
Allowance for impairment of mortgages	(380.0)	(463.5)	(473.3)	2.1%	24.6%
Allowance for impairment of microcredit loans	(53.7)	(4.1)	(3.6)	-10.9%	-93.3%
Total loans, net	176,168.1	184,554.6	190,129.5	3.0%	7.9%

7

Report of 4Q2024 consolidated results Information reported in Ps billions and under IFRS

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	4Q23	3Q24	4Q24	Δ
				4Q24 vs. 3Q24	4Q24 vs. 4Q23
General purpose	73,611.9	79,413.3	82,145.4	3.4%	11.6%
Working capital	16,413.2	16,801.4	16,624.5	-1.1%	1.3%
Financial leases	11,706.8	11,839.6	12,141.1	2.5%	3.7%
Funded by development banks	4,464.8	3,661.0	3,517.4	-3.9%	-21.2%
Overdrafts	509.5	721.1	648.1	-10.1%	27.2%
Credit cards	341.6	361.7	338.2	-6.5%	-1.0%
Commercial loans	107,047.8	112,798.3	115,414.6	2.3%	7.8%
Payroll loans	32,619.6	33,795.0	34,182.0	1.1%	4.8%
Personal loans	14,232.9	14,290.8	14,442.1	1.1%	1.5%
Credit cards	7,596.2	7,221.0	7,266.7	0.6%	-4.3%
Automobile and vehicle	5,332.4	5,609.7	5,834.5	4.0%	9.4%
Financial leases	15.5	17.7	18.8	6.2%	21.3%
Overdrafts	76.1	79.3	79.3	0.1%	4.2%
Other	127.0	119.6	152.8	27.7%	20.3%
Consumer loans	59,999.6	61,133.1	61,976.3	1.4%	3.3%
Mortgages	16,294.2	18,367.2	19,714.1	7.3%	21.0%
Housing leases	2,192.0	2,236.9	2,321.7	3.8%	5.9%
Mortgages loans	18,486.2	20,604.0	22,035.7	6.9%	19.2%
Microcredit loans	277.5	5.0	4.4	-11.8%	-98.4%
Gross loans	185,811.2	194,540.4	199,431.1	2.5%	7.3%
Interbank & overnight funds	392.6	453.0	705.1	55.6%	79.6%
Total gross loans	186,203.8	194,993.4	200,136.1	2.6%	7.5%

In terms of gross loans (excluding interbank and overnight funds), 91.5% are domestic and 8.5% are foreign (reflecting the Multi Financial Holding operation). In terms of currency, 81.8% are peso denominated loans and 18.2% are USD denominated.

A 15.4% yearly depreciation of the Peso relative to the U.S. Dollar, favored growth metrics for US Dollar denominated loans in Pesos.

Commercial loans increased by 7.8% versus 4Q23 and 2.3% versus 3Q24. Over the year, Peso denominated loans increased by 4.6%, while dollar denominated loans increased 3.0% in dollar terms.

Consumer Loans increased by 3.3% versus 4Q23 and 1.4% versus 3Q24. Peso denominated consumer loans grew by 1.8% yearly, while dollar denominated loans increased 10.5% in dollar terms.

Mortgages increased by 19.2% versus 4Q23 and 6.9% versus 3Q24. Over the year, Peso denominated loans increased by 20.4%, while dollar denominated loans decreased 1.7% in dollar terms.

The following table shows the loans and receivables composition per segment.

8

Report of 4Q2024 consolidated results Information reported in Ps billions and under IFRS

Gross loans / Segment ($)	4Q23	3Q24	4Q24	Δ
				4Q24 vs. 3Q24	4Q24 vs. 4Q23
Banking services	184,576.0	193,162.0	197,862.2	2.4%	7.2%
Merchant Banking	2,575.8	2,820.2	3,007.1	6.6%	16.7%
Pension and Severance Fund Management	-	-	-	-	-
Holding	1,242.0	1,338.2	1,198.1	-10.5%	-3.5%
Eliminations	(2,582.6)	(2,780.0)	(2,636.4)	-5.2%	2.1%
Gross loans	185,811.2	194,540.4	199,431.1	2.5%	7.3%
Interbank & overnight funds	392.6	453.0	705.1	55.6%	79.6%
Total gross loans	186,203.8	194,993.4	200,136.1	2.6%	7.5%

Gross loans / Segment (%)	4Q23	3Q24	4Q24

Banking services	99.3%	99.3%	99.2%
Merchant Banking	1.4%	1.4%	1.5%
Pension and Severance Fund Management	0.0%	0.0%	0.0%
Holding	0.7%	0.7%	0.6%
Eliminations	-1.4%	-1.4%	-1.3%
Gross loans	100.0%	100.0%	100.0%

30-days and 90 days past due loans improved compared to the previous quarter, reaching its lowest level since 3Q23. Commercial portfolio deterioration peaked during 3Q24 and improved 6 bps compared with the last quarter. Consumer portfolio ratios continued the positive trend for the third consecutive quarter.

Past due loans	4Q23	3Q24	4Q24	Δ
				4Q24 vs. 3Q24	4Q24 vs. 4Q23
Performing	101,940.1	106,718.0	109,704.8	2.8%	7.6%
Between 31 and 90 days past due	604.8	740.2	593.3	-19.8%	-1.9%
+90 days past due	4,502.9	5,340.1	5,116.6	-4.2%	13.6%
Commercial loans	107,047.8	112,798.3	115,414.6	2.3%	7.8%
Performing	56,233.0	57,440.0	58,505.4	1.9%	4.0%
Between 31 and 90 days past due	1,628.0	1,524.6	1,467.8	-3.7%	-9.8%
+90 days past due	2,138.5	2,168.5	2,003.1	-7.6%	-6.3%
Consumer loans	59,999.6	61,133.1	61,976.3	1.4%	3.3%
Performing	17,253.2	19,162.3	20,634.9	7.7%	19.6%
Between 31 and 90 days past due	515.3	589.5	528.9	-10.3%	2.6%
+90 days past due	717.6	852.3	872.0	2.3%	21.5%
Mortgages loans	18,486.2	20,604.0	22,035.7	6.9%	19.2%
Performing	229.9	0.9	0.8	-13.6%	-99.6%
Between 31 and 90 days past due	10.6	0.0	0.0	-97.7%	-100.0%
+90 days past due	37.0	4.0	3.6	-11.0%	-90.4%
Microcredit loans	277.5	5.0	4.4	-11.8%	-98.4%
Gross loans	185,811.2	194,540.4	199,431.1	2.5%	7.3%
Interbank & overnight funds	392.6	453.0	705.1	55.6%	79.6%
Total gross loans	186,203.8	194,993.4	200,136.1	2.6%	7.5%

9

Report of 4Q2024 consolidated results Information reported in Ps billions and under IFRS

Our 30 days PDL to total loans was 5.3% for 4Q24, 5.8% for 3Q24 and 5.5% for 4Q23. The ratio of 90 days PDL to total loans was 4.0% for 4Q24, 4.3% for 3Q24 and 4.0% for 4Q23.

30 days past due loans	4Q23	3Q24	4Q24

Commercial	4.8%	5.4%	4.9%
Consumer	6.3%	6.0%	5.6%
Mortgages	6.7%	7.0%	6.4%
Microcredit	17.2%	81.0%	81.4%
Total loans	5.5%	5.8%	5.3%

90 days past due loans	4Q23	3Q24	4Q24

Commercial	4.2%	4.7%	4.4%
Consumer	3.6%	3.5%	3.2%
Mortgages	3.9%	4.1%	4.0%
Microcredit	13.3%	80.6%	81.3%
Total loans	4.0%	4.3%	4.0%

Loans classified as stage 2 and 3 were 11.5% for 4Q24, 12.1% for 3Q24 and 11.7% for 4Q23. Allowance for stage 2 and 3 loans / stage 2 and 3 loans remained relatively stable over the last 12 months and stood at 35.4% for 4Q24, 36.5% for 3Q24 and 37.9% for 4Q23.

Loans by stages (%)	4Q23	3Q24	4Q24

Loans classified as Stage 2 / gross loans	4.9%	5.0%	4.8%
Loans classified as Stage 3 / gross loans	6.8%	7.2%	6.7%
Loans classified as Stage 2 and 3 / gross loans	11.7%	12.1%	11.5%
Allowance for Stage 1 loans / Stage 1 loans	1.1%	1.1%	1.1%
Allowance for Stage 2 loans / Stage 2 loans	14.1%	13.5%	12.8%
Allowance for Stage 3 loans / Stage 3 loans	55.2%	52.4%	51.4%
Allowance for Stage 2 and 3 loans / Stage 2 and 3 loans	37.9%	36.5%	35.4%

Grupo Aval’s coverage over its 90 days PDL was 1.3x for 4Q24, 1.2x for 3Q24, and 1.4x for 4Q23, coverage over its 30 days PDL was 0.9x in 4Q24, 0.9x for 3Q24 and 1.0x 4Q23.

Impairment loss, net of recoveries of charged off assets to average gross loans was 1.8% for 4Q24, 1.9% for 3Q24, and 2.7% 4Q23; this rate for consumer loans was 4.8% for 4Q24, 4.3% for 3Q24 and 7.5% for 4Q23, while for commercial loans was 0.4% for 4Q24, 0.9% for 3Q24 and 0.5% for 4Q23. Charge-offs to average gross loans was 3.3% for 4Q24, 2.9% for 3Q24, and 2.6% in 4Q23.

Coverage and cost of risk	4Q23	3Q24	4Q24

Allowance for impairment / 30 days PDL	1.0	0.9	0.9
Allowance for impairment / 90 days PDL	1.4	1.2	1.3
Allowance for impairment / gross loans (*)	5.4%	5.4%	5.0%

Impairment loss / average gross loans (*)	2.9%	2.3%	2.1%
Impairment loss, net of recoveries of charged-off assets / average gross loans (*)	2.7%	1.9%	1.8%

Charge-offs / average gross loans (*)	2.6%	2.9%	3.3%

(*) Gross loans exclude interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

10

Report of 4Q2024 consolidated results Information reported in Ps billions and under IFRS

1.2 Investment securities and trading assets

Total investment securities and trading assets increased 18.9% to Ps 59,325.8 billion between December 31st, 2024 and December 31st, 2023 and increased 4.5% versus September 30th, 2024.

A total of Ps 49,678.7 billion of our total portfolio is invested in debt securities, which increased by 22.9% between December 31st, 2024 and December 31st, 2023 and increased by 5.7% versus September 30th, 2024. Ps 8,677.8 billion of our total investment securities is invested in equity securities, which increased by 17.6% between December 31st, 2024 and December 31st, 2023 and decreased by 3.0% versus September 30th, 2024.

Investment and trading assets	4Q23	3Q24	4Q24	Δ
				4Q24 vs. 3Q24	4Q24 vs. 4Q23
Debt securities	7,113.4	11,914.0	11,937.4	0.2%	67.8%
Equity securities	6,260.2	7,510.2	7,256.5	-3.4%	15.9%
Derivative assets	2,077.6	810.4	969.3	19.6%	-53.3%
Trading assets	15,451.1	20,234.6	20,163.2	-0.4%	30.5%
Investments in debt securities at FVTPL (non compliant with SPPI test)	1.9	1.9	1.4	-24.2%	-24.6%
Debt securities at FVOCI	23,326.8	24,653.1	27,050.2	9.7%	16.0%
Equity securities at FVOCI	1,117.3	1,436.9	1,421.3	-1.1%	27.2%
Investments in securities at FVOCI	24,444.1	26,090.0	28,471.5	9.1%	16.5%
Investments in debt securities at AC	9,979.7	10,433.3	10,689.7	2.5%	7.1%
Investment and trading assets	49,876.8	56,759.8	59,325.8	4.5%	18.9%

The average yield on our debt and equity investment securities (trading assets, investments in debt securities at FVTPL, investments in securities at FVOCI and investments in debt securities at AC) was 3.8% for 4Q24, 9.8% for 3Q24 and 11.4% for 4Q23.

1.3 Cash and Cash Equivalents

As of December 31st, 2024 cash and cash equivalents had a balance of Ps 16,998.9 billion showing a decrease of 8.6% versus December 31st, 2023 and a decrease of 11.2% versus September 30th, 2024.

The ratio of cash and cash equivalents to customer deposits was 8.5% at December 31st, 2024, 9.8% at September 30th, 2024, and 10.2% at December 31st, 2023.

11

Report of 4Q2024 consolidated results Information reported in Ps billions and under IFRS

1.4 Goodwill and Other Intangibles

Goodwill and other intangibles as of December 31st, 2024 reached Ps 19,296.5 billion, increasing by 6.4% versus December 31st, 2023 and 2.5% versus September 30th, 2024.

Goodwill as of December 31st, 2024 was Ps 2,223.6 billion, increasing by 1.0% versus December 31st, 2023 and showing an increase of 0.4% versus September 30th, 2024.

Other intangibles, which include “concession arrangement rights” and other intangibles, mainly reflect the value of road concessions recorded for the most part at Corficolombiana. Other intangibles as of December 31st, 2024 reached Ps 17,072.9 billion and grew by 7.1% versus December 31st, 2023 and increased by 2.7% versus September 30th, 2024.

2. Liabilities

As of December 31st, 2024 Total Funding represented 92.9% of total liabilities and other liabilities represented 7.1%.

2.1 Funding

Total Funding (Total financial liabilities at amortized cost) which includes (i) Customer deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds issued, and (v) Borrowing from development entities had a balance of Ps 273,696.0 billion as of December 31st, 2024 showing an increase of 10.6% versus December 31st, 2023 and 2.5% versus September 30th, 2024. Total customer deposits represented 73.4% of total funding as of 4Q24, 73.4% for 3Q24, and 73.5% for 4Q23.

Average cost of funds was 7.2% for 4Q24, 7.9% for 3Q24, and 9.5% for 4Q23.

2.1.1 Customer deposits

Customer deposits	4Q23	3Q24	4Q24	Δ
				4Q24 vs. 3Q24	4Q24 vs. 4Q23
Checking accounts	17,737.8	16,468.0	18,380.4	11.6%	3.6%
Other deposits	430.2	344.4	347.9	1.0%	-19.1%
Non-interest bearing	18,168.0	16,812.4	18,728.3	11.4%	3.1%
Checking accounts	6,072.1	6,560.2	6,199.1	-5.5%	2.1%
Time deposits	86,597.5	94,680.1	96,329.8	1.7%	11.2%
Savings deposits	71,149.9	77,972.3	79,614.9	2.1%	11.9%
Interest bearing	163,819.4	179,212.6	182,143.9	1.6%	11.2%
Customer deposits	181,987.4	196,025.0	200,872.2	2.5%	10.4%

12

Report of 4Q2024 consolidated results Information reported in Ps billions and under IFRS

Of our total customer deposits as of December 31st, 2024, checking accounts represented 12.2%, time deposits 48.0%, savings accounts 39.6%, and other deposits 0.2%.

The following table shows the customer deposits composition by segment.

Deposits / Segment($)	4Q23	3Q24	4Q2024	Δ
				4Q24 vs. 3Q24	4Q24 vs. 4Q23
Banking services	177,750.7	190,280.5	196,217.6	3.1%	10.4%
Merchant Banking	8,169.6	9,004.6	8,590.7	-4.6%	5.2%
Pension and Severance Fund Management	1.3	1.3	1.3	2.5%	4.4%
Holding	-	-	-	N.A	N.A
Eliminations	(3,934.2)	(3,261.4)	(3,937.5)	20.7%	0.1%
Total Grupo Aval	181,987.4	196,025.0	200,872.2	2.5%	10.4%

Deposits / Segment (%)	4Q23	3Q24	4Q2024
Banking services	97.7%	97.1%	97.7%
Merchant Banking	4.5%	4.6%	4.3%
Pension and Severance Fund Management	0.0%	0.0%	0.0%
Holding	0.0%	0.0%	0.0%
Eliminations	-2.2%	-1.7%	-2.0%
Total Grupo Aval	100.0%	100.0%	100.0%

2.1.2 Borrowings from Banks and Other (includes borrowings from development entities)

As of December 31st, 2024 borrowings from banks and other totaled Ps 28,098.2 billion, increasing 3.9% versus December 31st, 2023 and 12.2% versus September 30th, 2024. Over the year, Peso denominated borrowings from banks and others decreased by 9.4% and dollar denominated borrowings from banks and others decreased 2.6% in dollar terms.

2.1.3 Bonds issued

Total bonds issued as of December 31st, 2024 totaled Ps 26,215.8 billion and increased 11.9% versus December 31st, 2023 and 6.3% versus September 30th, 2024. Over the year, Peso denominated bonds decreased by 0.9%, while dollar denominated bonds increased by 4.6% in dollar terms.

13

Report of 4Q2024 consolidated results Information reported in Ps billions and under IFRS

3. Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects the minority stakes that third party shareholders hold in each of its most relevant consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir).

As of December 31st, 2024 non-controlling interest was Ps 15,711.7 billion which increased by 6.6% versus December 31st, 2023 and by 2.0% versus September 30th, 2024. Total non- controlling interest represents 47.4% of total equity as of 4Q24, compared to 47.0% in 3Q24 and 46.8% in 4Q23.

Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Percentage consolidated by Aval	4Q23	3Q24	4Q24	Δ
				4Q24 vs. 3Q24	4Q24 vs. 4Q23
Banco de Bogotá	68.9%	68.9%	68.9%	-
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
Porvenir	75.8%	75.8%	75.8%	-	-
Corficolombiana	40.5%	40.5%	40.5%	-	-
Aval Fiduciaria	40.5%	40.5%	96.7%	5,620	5,620
Aval Casa de Bolsa	62.2%	62.2%	86.4%	2,425	2,425

4. Attributable Shareholders’ Equity

Attributable shareholers’ edquity as of December 31st, 2024 was Ps 17,451.3 billion, showing an increase of 4.0% versus December 31st, 2023 and 0.4% versus September 30th, 2024.

14

Report of 4Q2024 consolidated results Information reported in Ps billions and under IFRS

Income Statement Analysis

Our net income attributable to the owners of the parent company for 4Q24 was Ps 281.4 billion showing a 239.4 % increase versus 4Q23 and a 32.3% decrease versus 3Q24.

Consolidated Statement of Income	4Q23	3Q24	4Q24	Δ
				4Q24 vs. 3Q24	4Q24 vs. 4Q23
Interest income	7,421.9	6,874.0	6,832.9	-0.6%	-7.9%
Interest expense	5,891.6	5,206.0	4,834.9	-7.1%	-17.9%
Net interest income	1,530.3	1,667.9	1,998.0	19.8%	30.6%
Loans and other accounts receivable	1,370.1	1,096.4	1,047.3	-4.5%	-23.6%
Other financial assets	(2.3)	(0.1)	1.0	N.A	-144.7%
Recovery of charged-off financial assets	(132.5)	(157.7)	(148.2)	-6.0%	11.8%
Net impairment loss on financial assets	1,235.3	938.6	900.2	-4.1%	-27.1%
Net income from commissions and fees	766.9	881.8	909.1	3.1%	18.5%
Gross profit from sales of goods and services	797.3	523.3	508.9	-2.8%	-36.2%
Net trading income	202.3	498.2	325.8	-34.6%	61.1%
Net income from other financial instruments mandatory at FVTPL	76.6	82.1	82.1	0.0%	7.3%
Total other income	658.7	421.1	57.7	-86.3%	-91.2%
Total other expenses	2,177.0	2,064.8	2,377.9	15.2%	9.2%
Net income before income tax expense	619.7	1,071.1	603.6	-43.6%	-2.6%
Income tax expense	251.1	342.4	63.1	-81.6%	-74.9%
Net income for the period	368.6	728.7	540.4	-25.8%	46.6%
Non-controlling interest	285.7	313.0	259.1	-17.2%	-9.3%
Net income attributable to owners of the parent	82.9	415.7	281.4	-32.3%	239.4%

1. Net Interest Income

Net interest income	4Q23	3Q24	4Q24	Δ
				4Q24 vs. 3Q24	4Q24 vs. 4Q23
Interest income
Commercial	3,793.1	3,331.3	3,175.6	-4.7%	-16.3%
Interbank and overnight funds	206.6	206.0	182.6	-11.4%	-11.6%
Consumer	2,380.6	2,277.9	2,237.1	-1.8%	-6.0%
Mortgages and housing leases	446.3	491.8	513.5	4.4%	15.1%
Microcredit	18.4	11.0	0.0	-99.6%	-99.8%
Loan portfolio	6,844.9	6,318.0	6,108.9	-3.3%	-10.8%
Interests on investments in debt securities	576.9	555.9	724.0	30.2%	25.5%
Total interest income	7,421.9	6,874.0	6,832.9	-0.6%	-7.9%
Interest expense
Checking accounts	80.7	63.4	60.8	-4.1%	-24.7%
Time deposits	2,608.1	2,337.5	2,211.6	-5.4%	-15.2%
Savings deposits	1,527.3	1,364.9	1,184.9	-13.2%	-22.4%
Total interest expenses on deposits	4,216.1	3,765.7	3,457.3	-8.2%	-18.0%
Interbank borrowings and overnight funds	550.0	467.0	389.4	-16.6%	-29.2%
Borrowings from banks and others	456.1	412.5	442.8	7.3%	-2.9%
Bonds issued	507.2	449.4	450.3	0.2%	-11.2%
Borrowings from development entities	162.1	111.4	95.1	-14.6%	-41.3%
Total interest expenses on financial obligations	1,675.5	1,440.3	1,377.6	-4.4%	-17.8%
Total interest expense	5,891.6	5,206.0	4,834.9	-7.1%	-17.9%
Net interest income	1,530.3	1,667.9	1,998.0	19.8%	30.6%

15

Report of 4Q2024 consolidated results Information reported in Ps billions and under IFRS

Our net interest income increased by 30.6% to Ps 1,998.0 billion for 4Q24 versus 4Q23 and by 19.8% versus 3Q24. The increase versus 4Q23 was derived mainly from a 17.9% decrease in total interest expense

Net Interest Margin (NIM)	4Q23	3Q24	4Q24	Δ
				4Q24 vs. 3Q24	4Q24 vs. 4Q23
Consolidated
Net Interest Margin (NIM) (*)	3.85%	3.89%	2.84%	(105)	(101)
NIM on loans	4.13%	4.20%	4.40%	19	27
NIM on Investments	2.73%	2.76%	-2.61%	(537)	(534)
Banking segment
Net Interest Margin (NIM) (*)	4.44%	4.60%	3.67%	(93)	(77)
NIM on loans	4.99%	4.90%	4.96%	6	(3)
NIM on Investments	1.49%	3.19%	-2.06%	(524)	(355)

Net Interest Margin was 3.4% for 2024 and 3.4% for 2023. Net Interest Margin on Loans was 4.3% for 2024 and 4.0% for 2023. Net Investments Margin was 0.0% for 2024 and 1.2% for 2023. The negative performance of the NIM on Investments for the quarter is offset by positive results in the derivatives market.

2. Impairment loss on financial assets, net

Our impairment loss on financial assets, net decreased by 27.1% to Ps 900.2 billion for 4Q24 versus 4Q23 and by 4.1% versus 3Q24.

Net impairment loss on financial assets	4Q23	3Q24	4Q24	Δ
				4Q24 vs. 3Q24	4Q24 vs. 4Q23
Loans and other accounts receivable	1,370.1	1,096.4	1,047.3	-4.5%	-23.6%
Other financial assets	(2.3)	(0.1)	1.0	N.A	-144.7%
Recovery of charged-off financial assets	(132.5)	(157.7)	(148.2)	-6.0%	11.8%
Net impairment loss on financial assets	1,235.3	938.6	900.2	-4.1%	-27.1%

Our annualized gross cost of risk was 2.1% for 4Q24, 2.3% for 3Q24, and 2.9% 4Q23. Net of recoveries of charged-off assets our ratio risk was 2.1% for was 1.8% for 4Q24, 1.9% for 3Q24, and 2.7% for 4Q23.

For the full year, gross cost of risk was 2.5% for 2024 and 2.6% for 2023. Net of recoveries of charged-off assets, cost of risk was 2.2% for 2024 and 2.3% for 2023.

(*)       Grupo Aval’s NIM without income from trading securities and investment in debt securities designated at fair value through profit and loss (non compliant with SPPI test) was 3.4% for 4Q24, 2.9% for 3Q24 and 2.8% for 4Q23.

16

Report of 4Q2024 consolidated results Information reported in Ps billions and under IFRS

3. Total non-interest income

Total non-interest income	4Q23	3Q24	4Q24	Δ
				4Q24 vs. 3Q24	4Q24 vs. 4Q23
Income from commissions and fees
Banking fees (1)	704.2	680.6	704.4	3.5%	0.0%
Trust activities and management services	112.9	128.5	128.0	-0.3%	13.5%
Pension and severance fund management	204.7	291.9	311.2	6.6%	52.0%
Bonded warehouse services	45.7	45.5	46.3	1.7%	1.3%
Total income from commissions and fees	1,067.5	1,146.5	1,189.9	3.8%	11.5%
Expenses from commissions and fees	300.6	264.7	280.8	6.1%	-6.6%
Net income from commissions and fees	766.9	881.8	909.1	3.1%	18.5%

Income from sales of goods and services	3,077.9	2,606.5	3,223.3	23.7%	4.7%
Costs and expenses from sales of goods and services	2,280.6	2,083.2	2,714.4	30.3%	19.0%
Gross profit from sales of goods and services	797.3	523.3	508.9	-2.8%	-36.2%

Total trading investment income	708.8	740.2	(199.1)	-126.9%	-128.1%
Total derivatives income	(506.5)	(242.0)	524.9	N.A	-203.6%
Net trading income	202.3	498.2	325.8	-34.6%	61.1%
Net income from other financial instruments mandatory at FVTPL	76.6	82.1	82.1	0.0%	7.3%

Other income
Foreign exchange gains (losses), net	251.5	16.8	(241.5)	N.A	-196.0%
Net gain on sale of investments and OCI realization	44.5	115.2	(11.7)	-110.2%	-126.4%
Gain on the sale of non-current assets held for sale	12.0	10.8	3.6	-66.6%	-69.8%
Income from non-consolidated investments (2)	85.9	102.2	102.7	0.4%	19.5%
Net gains on asset valuations	90.1	9.9	(8.1)	-181.7%	-109.0%
Other income from operations	174.8	166.1	212.8	28.1%	21.8%
Total other income	658.7	421.1	57.7	-86.3%	-91.2%

Total non-interest income	2,501.7	2,406.5	1,883.6	-21.7%	-24.7%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

3.1 Net income from commissions and fees

Net income from commissions and fees for 4Q24 totaled Ps 909.1 billion and increased by 18.5% versus 4Q23 and 3.1% versus 3Q24. Income from commissions and fees increased by 11.5% to Ps 1,189.9 billion in 4Q24 versus 4Q23 and by 3.8% versus 3Q24.

3.2 Gross profit from sales of goods and services

Gross profit from sales of goods and services (non-financial sector) decreased by 36.2% to Ps 508.9 billion for 4Q24 versus 4Q23 and by 2.8% quarterly.

The main driver behind this decrease is related to the infrastructure sector, which showed a quarterly decrease of 38.5%, explained by a lower work progress in some concessions.

17

Report of 4Q2024 consolidated results Information reported in Ps billions and under IFRS

3.3 Total other income from operations

Other income	4Q23	3Q24	4Q24	Δ
				4Q24 vs. 3Q24	4Q24 vs. 4Q23
Total derivatives income	(506.5)	(242.0)	524.9	-316.9%	-203.6%

Foreign exchange gains (losses), net	251.5	16.8	(241.5)	N.A	-196.0%

Derivatives and foreign exchange gains (losses), net (1)	(255.0)	(225.3)	283.4	-225.8%	-211.1%

Net gains on asset valuations	90.1	9.9	(8.1)	-181.7%	-109.0%
Net income from other financial instruments mandatory at FVTPL	76.6	82.1	82.1	0.0%	7.3%
Net gain on sale of investments and OCI realization	44.5	115.2	(11.7)	-110.2%	-126.4%
Gain on the sale of non-current assets held for sale	12.0	10.8	3.6	-66.6%	-69.8%
Income from non-consolidated investments (2)	85.9	102.2	102.7	0.4%	19.5%
Other income from operations	174.8	166.1	212.8	28.1%	21.8%

Total other income from operations	228.8	261.2	664.7	154.5%	190.5%

(1) Includes income from trading and hedging derivatives reflected as part of the net trading income on the statement of profit and loss.

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

Total other income for 4Q24 totaled Ps 57.7 billion, quarterly and yearly performance is driven by foreign exchange losses related to our non-financial sector and other income from operations. When including total derivatives income, total other income from operations for the quarter reached Ps 664.7 billion and increased 190.5% versus 4Q23 and 154.5% vs 3Q24. This positive performance of the derivatives income offsets the negative performance of the NIM of investments during the quarter.

4. Other expenses

Total other expenses for 4Q24 totaled Ps 2,377.9 billion and increased by 9.2% versus 4Q23 and by 15.2% versus 3Q24. Our efficiency ratio measured as total other expenses to total income was 61.3% in 4Q24, 50.7% in 3Q24, and 54.0% for 4Q23.

General and administrative expenses for the quarter reached Ps 1,262.4 billion, increasing 6.8% over the year. Personnel expenses for the quarter reached Ps 837.1 billion, showing an increase of 11.8% over the year. The ratio of annualized total other expenses as a percentage of average total assets was 2.9% for 4Q24, 2.6% for 3Q24, and 2.9% for 4Q23.

For the full year, our efficiency ratio measured as operating expenses to total income was 54.2% for FY24 and 52.1% for FY23. The ratio of operating expenses as a percentage of average total assets was 2.7% for FY24 and 2.8% for FY23.

5. Non-controlling Interest

Non-controlling interest in Grupo Aval mainly reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, Porvenir, Aval Fiduciaria and Aval Casa de Bolsa).

Non-controlling interest in the income statement was Ps 259.1 billion, showing a 9.3% decrease versus 4Q23 and a 17.2% versus 3Q24. In addition, the ratio of non-controlling interest to income before non-controlling interest was 47.9% in 4Q24, 43.0% in 3Q24 and 77.5% in 4Q23.

18

Report of 4Q2024 consolidated results Information reported in Ps billions and under IFRS

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness(*) of Ps 1,558.3 billion (Ps 349.8 billion of bank debt and Ps 1,208.5 billion of bonds denominated in Colombian pesos) as of December 31st, 2024. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2030 (USD 1.0 billion) bonds under its respective indentures. As of December 31st, 2024 , the total amount outstanding (including interests payable) of such bonds was USD 1.0 billion, or Ps 4,463.5 billion when converted into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans, investments and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 724.8 billion of total liquid assets, a total gross indebtedness of Ps 6,021.8 billion and a net indebtedness of Ps 5,297.0 billion as of December 31st, 2024. In addition to liquid assets, it has Ps 1,390.5 billion in loans with related parties and Grupo Aval Ltd. has Ps 2,304.2 billion in investments in AT1 instruments.

Total liquid assets as of December 31, 2024
Cash and cash equivalents	586.1
Fixed income investments	138.7
Total liquid assets	724.8

Maturity schedule of our combined gross debt principal

(Ps Billions)

As of December 31st, 2024 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries, AT1 investments, and goodwill as a percentage of shareholders' equity) was 1.23x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	4Q23	3Q24	4Q24	Δ
				4Q24 vs. 3Q24	4Q24 vs. 4Q23
Contribution of Investments in Subisidiaries to double leverage	1.11x	1.10x	1.10x	0.00	-0.01
Contribution of Investments in AT1 Instruments to double leverage	.12x	.12x	.13x	0.01	0.01
Double Leverage (1)	1.22x	1.22x	1.23x	0.01	0.01
Net debt / Core earnings (2)(3)	3.30x	4.83x	4.72x	-0.12	1.42
Net debt / Cash dividends (2)(3)	4.78x	9.34x	9.51x	0.17	4.73
Core Earnings / Interest Expense (2)	3.6x	2.9x	3.1x	0.17	-0.49

(*) Grupo Aval Ltd extended US$ 270 million loans to Grupo Aval Acciones y Valores S.A. which is eliminated in the combined figures of Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. (1) Double leverage is calculated as investments in subsidiaries at book value, subordinated and AT1 loans or investments and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

19

Report of 4Q2024 consolidated results Information reported in Ps billions and under Colombian IFRS

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Below, we present a summary of our financial statements at the separate level by the end of the fourth quarter of 2024. The results presented are in accordance with the Colombian International Financial Reporting Standards (Colombian IFRS). The information reported below is expressed in Colombian Pesos (Ps) billion, except where otherwise indicated.

Assets

The assets are mainly represented by the interests we have in Banco de Bogotá (68.9%), Banco de Occidente (72.3%), Banco Popular (93.7%), Banco AV Villas (79.9%), AFP Porvenir (20.0%), Corficolombiana (8.7%), Aval Fiduciaria (95.4%), Aval Casa de Bolsa (40.8%) and 100.0% of Grupo Aval Ltd. (GAL).

Total assets as of December 31st, 2024 totaled Ps 20,940.2 billion, increasing 3.1% or Ps 633.0 billion versus December 31st, 2023 and a Ps 94.5 billion decrease versus September 30th, 2024. The annual variation is mainly explained by the increase of Ps 779.0 billion in investments in subsidiaries and associates and partially offset by the decrease of Ps 152.8 billion in accounts receivable from related parties.

On Dec 2, 2024, Endor Capital Assets S.R.L paid in full the peso tranche of $200 billion debt at the HoldCo.

Liabilities

Total liabilities as of December 31st, 2024 totaled Ps 2,971.5 billion, decreasing 3.1% or Ps 93.8 billion versus December 31st, 2023 and decreasing 6.9% or Ps 221.5 billion versus September 30th, 2024.

During the last quarter of the year, Grupo Aval issued local bonds worth Ps 300 billion in the local market. During the quarter, Ps 224.5 billion of local bonds matured and were paid in full. In addition, we paid Ps 157.8 in senior loans to our subsidiaries with liquidity surplus generated during the quarter.

The financial indebtedness of Grupo Aval did not present material changes compared to what was reported as of versus September 30th, 2024.

Equity

As of December 31st, 2024, shareholders' equity was Ps 17,968.7 billion, 4.2% higher than reported on December 31st, 2023 and by 0.7% compared to the equity reported as of September 30th, 2024.

20

Report of 4Q2024 consolidated results Information reported in Ps billions and under IFRS

Net Income

Net income in our separate financial statements is derived primarily from equity method income from our investments and other income, net of the Holding's operating, financial and tax expenses.

During the 4Q24 we presented a net profit from of Ps 283.7 billion, increasing 297.1% versus 4Q23. The increase in profits is explained by a higher income from equity method.

Results for the 4Q24 incorporate a strong year-on-year and quarter-on-quarter evolution of our core metrics in our banking segment (NIM on loans, asset quality and cost of risk). On the other hand, this quarter incorporates an improvement in the contribution from our merchant banking segment and lower contribution of our pension and severance fund management segment.

21

Report of 4Q2024 consolidated results

DEFINITIONS

Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans

Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income

Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income.

Gross loans excludes interbank and overnight funds.

Interest Earning Assets are calculated as the sum of average gross loans, average interbanks and average investments.

Net Interest Income is the difference between Total Interest Income and Total Interest Expense.

Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets.

NIM on Loans is calculated as Net Interest Income on Loans to Average loans and financial leases.

NIM on Investments is calculated as Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds

Non-controlling interest refers to the participation of minority shareholders in a subsidiary’s equity or net income.

ROAA is calculated as annualized Net Income divided by average of total assets.

ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity.

22

Report of 4Q2024 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	4Q23	3Q24	4Q24	Δ
				4Q24 vs. 3Q24	4Q24 vs. 4Q23

Cash and cash equivalents	18,597.9	19,151.9	16,998.9	-11.2%	-8.6%

Investment and trading assets
Debt securities	7,113.4	11,914.0	11,937.4	0.2%	67.8%
Equity securities	6,260.2	7,510.2	7,256.5	-3.4%	15.9%
Derivative assets	2,077.6	810.4	969.3	19.6%	-53.3%
Trading assets	15,451.1	20,234.6	20,163.2	-0.4%	30.5%
Investments in debt securities at FVTPL (non compliant with SPPI test)	1.9	1.9	1.4	-24.2%	-24.6%
Investments in securities at FVOCI	24,444.1	26,090.0	28,471.5	9.1%	16.5%
Investments in debt securities at AC	9,979.7	10,433.3	10,689.7	2.5%	7.1%
Investment securities	34,425.7	36,525.2	39,162.6	7.2%	13.8%
Hedging derivatives assets	48.7	71.8	54.0	-24.8%	11.0%

Gross loans
Commercial loans	107,440.4	113,251.3	116,119.7	2.5%	8.1%
Commercial loans	107,047.8	112,798.3	115,414.6	2.3%	7.8%
Interbank & overnight funds	392.6	453.0	705.1	55.6%	79.6%
Consumer loans	59,999.6	61,133.1	61,976.3	1.4%	3.3%
Mortgages loans	18,486.2	20,604.0	22,035.7	6.9%	19.2%
Microcredit loans	277.5	5.0	4.4	-11.8%	-98.4%
Total gross loans	186,203.8	194,993.4	200,136.1	2.6%	7.5%
Loss allowance	(10,035.7)	(10,438.8)	(10,006.6)	-4.1%	-0.3%
Total loans, net	176,168.1	184,554.6	190,129.5	3.0%	7.9%

Other accounts receivable, net	25,617.2	27,779.0	27,958.4	0.6%	9.1%
Non-current assets held for sale	101.2	87.1	105.2	20.8%	4.0%
Investments in associates and joint ventures	1,290.7	1,280.5	1,430.6	11.7%	10.8%

Own-use property, plant and equipment for own-use and given in operating lease, net	4,427.8	4,542.5	4,600.1	1.3%	3.9%
Right-of-use assets	1,337.0	1,372.7	1,351.6	-1.5%	1.1%
Investment properties	1,000.5	1,018.9	1,053.4	3.4%	5.3%
Biological assets	230.7	238.5	238.3	-0.1%	3.3%
Tangible assets	6,995.9	7,172.7	7,243.4	1.0%	3.5%

Goodwill	2,202.2	2,215.2	2,223.6	0.4%	0.97%
Concession arrangement rights	13,557.3	13,998.9	14,314.6	2.3%	5.6%
Other intangible assets	2,382.4	2,620.1	2,758.3	5.3%	15.8%
Intangible assets	18,141.9	18,834.2	19,296.5	2.5%	6.4%

Current	2,596.8	3,037.9	3,149.9	3.7%	21.3%
Deferred	1,280.9	1,351.0	1,628.2	20.5%	27.1%
Income tax assets	3,877.7	4,388.9	4,778.1	8.9%	23.2%

Other assets	465.6	535.0	538.9	0.7%	15.8%
Total assets	301,181.6	320,615.6	327,859.4	2.3%	8.9%

Trading liabilities	2,154.4	983.4	1,011.9	2.9%	-53.0%
Hedging derivatives liabilities	217.6	25.0	21.7	-13.2%	-90.0%

Customer deposits	181,987.4	196,025.0	200,872.2	2.5%	10.4%
Checking accounts	23,809.9	23,028.2	24,579.5	6.7%	3.2%
Time deposits	86,597.5	94,680.1	96,329.8	1.7%	11.2%
Savings deposits	71,149.9	77,972.3	79,614.9	2.1%	11.9%
Other deposits	430.2	344.4	347.9	1.0%	-19.1%
Financial obligations	65,541.3	70,991.3	72,823.8	2.6%	11.1%
Interbank borrowings and overnight funds	15,081.9	21,296.0	18,509.8	-13.1%	22.7%
Borrowings from banks and others	22,218.5	21,027.4	24,060.9	14.4%	8.3%
Bonds issued	23,427.8	24,658.7	26,215.8	6.3%	11.9%
Borrowings from development entities	4,813.1	4,009.2	4,037.3	0.7%	-16.1%
Total financial liabilities at amortized cost	247,528.7	267,016.2	273,696.0	2.5%	10.6%
Legal related	217.7	202.0	192.5	-4.7%	-11.6%
Other provisions	865.6	791.9	910.1	14.9%	5.1%
Provisions	1,083.3	994.0	1,102.7	10.9%	1.8%
Current	268.3	166.2	247.5	48.9%	-7.8%
Deferred	5,546.6	5,688.4	5,616.5	-1.3%	1.3%
Income tax liabilities	5,815.0	5,854.7	5,864.0	0.2%	0.8%
Employee benefits	907.8	1,045.1	1,003.3	-4.0%	10.5%
Other liabilities	11,954.4	11,906.6	11,997.0	0.8%	0.4%
Total liabilities	269,661.2	287,824.9	294,696.5	2.4%	9.3%

Equity attributable to owners of the parent	16,782.7	17,386.5	17,451.3	0.4%	4.0%
Non-controlling interest	14,737.7	15,404.3	15,711.7	2.0%	6.6%
Total equity	31,520.4	32,790.8	33,162.9	1.1%	5.2%

Total liabilities and equity	301,181.6	320,615.6	327,859.4	2.3%	8.9%

23

Report of 4Q2024 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of income	YTD 2023	YTD 2024	Δ	4Q23	3Q24	4Q24	Δ
			2024 vs. 2023				4Q24 vs. 3Q24	4Q24 vs. 4Q23
Interest income
Loan portfolio	26,534.1	25,465.6	-4.0%	6,844.9	6,318.0	6,108.9	-3.3%	-10.8%
Interests on investments in debt securities	2,385.3	2,716.3	13.9%	576.9	555.9	724.0	30.2%	25.5%
Total interest income	28,919.4	28,181.9	-2.6%	7,421.9	6,874.0	6,832.9	-0.6%	-7.9%

Interest expense
Checking accounts	253.0	261.3	3.3%	80.7	63.4	60.8	-4.1%	-24.7%
Time deposits	10,007.8	9,498.7	-5.1%	2,608.1	2,337.5	2,211.6	-5.4%	-15.2%
Savings deposits	5,953.4	5,434.1	-8.7%	1,527.3	1,364.9	1,184.9	-13.2%	-22.4%
Total interest expenses on deposits	16,214.2	15,194.0	-6.3%	4,216.1	3,765.7	3,457.3	-8.2%	-18.0%

Interbank borrowings and overnight funds	1,856.3	1,683.9	-9.3%	550.0	467.0	389.4	-16.6%	-29.2%
Borrowings from banks and others	1,810.7	1,755.1	-3.1%	456.1	412.5	442.8	7.3%	-2.9%
Bonds issued	2,159.9	1,790.7	-17.1%	507.2	449.4	450.3	0.2%	-11.2%
Borrowings from development entities	591.3	490.5	-17.0%	162.1	111.4	95.1	-14.6%	-41.3%
Total interest expenses on financial obligations	6,418.2	5,720.3	-10.9%	1,675.5	1,440.3	1,377.6	-4.4%	-17.8%
Total interest expense	22,632.4	20,914.3	-7.6%	5,891.6	5,206.0	4,834.9	-7.1%	-17.9%
Net interest income	6,287.0	7,267.6	15.6%	1,530.3	1,667.9	1,998.0	19.8%	30.6%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	4,751.0	4,755.1	0.1%	1,370.1	1,096.4	1,047.3	-4.5%	-23.6%
Other financial assets	(12.9)	4.2	-132.3%	(2.3)	(0.1)	1.0	N.A	-144.7%
Recovery of charged-off financial assets	(555.8)	(574.3)	3.3%	(132.5)	(157.7)	(148.2)	-6.0%	11.8%
Net impairment loss on financial assets	4,182.4	4,185.0	0.1%	1,235.3	938.6	900.2	-4.1%	-27.1%
Net interest income, after impairment losses	2,104.6	3,082.6	46.5%	295.0	729.4	1,097.9	50.5%	N.A.

Income from commissions and fees
Banking fees (1)	2,726.4	2,763.8	1.4%	704.2	680.6	704.4	3.5%	0.0%
Trust activities	463.2	495.9	7.1%	112.9	128.5	128.0	-0.3%	13.5%
Pension and severance fund management	978.5	1,174.6	20.0%	204.7	291.9	311.2	6.6%	52.0%
Bonded warehouse services	188.2	181.8	-3.4%	45.7	45.5	46.3	1.7%	1.3%
Income from commissions and fees	4,356.3	4,616.1	6.0%	1,067.5	1,146.5	1,189.9	3.8%	11.5%
Expenses from commissions and fees	1,003.8	1,032.3	2.8%	300.6	264.7	280.8	6.1%	-6.6%
Net income from commissions and fees	3,352.5	3,583.8	6.9%	766.9	881.8	909.1	3.1%	18.5%

Income from sales of goods and services	11,223.6	11,048.6	-1.6%	3,077.9	2,606.5	3,223.3	23.7%	4.7%
Costs and expenses from sales of goods and services	8,005.6	8,571.2	7.1%	2,280.6	2,083.2	2,714.4	30.3%	19.0%
Gross profit from sales of goods and services	3,218.0	2,477.4	-23.0%	797.3	523.3	508.9	-2.8%	-36.2%

Total trading investment income	1,665.1	988.8	-40.6%	708.8	740.2	(199.1)	-126.9%	-128.1%
Total derivatives income	(2,581.1)	415.6	-116.1%	(506.5)	(242.0)	524.9	N.A	N.A
Net trading income	(916.0)	1,404.4	N.A	202.3	498.2	325.8	-34.6%	61.1%
Net income from other financial instruments mandatory at FVTPL	323.7	350.9	8.4%	76.6	82.1	82.1	0.0%	7.3%

Other income
Foreign exchange gains (losses), net	2,253.9	(454.8)	-120.2%	251.5	16.8	(241.5)	N.A	-196.0%
Net gain on sale of investments and OCI realization	108.8	150.2	38.1%	44.5	115.2	(11.7)	-110.2%	-126.4%
Gain on the sale of non-current assets held for sale	48.6	23.6	-51.4%	12.0	10.8	3.6	-66.6%	-69.8%
Income from non-consolidated investments (2)	497.7	526.8	5.9%	85.9	102.2	102.7	0.4%	19.5%
Net gains on asset valuations	74.9	27.0	-63.9%	90.1	9.9	(8.1)	-181.7%	-109.0%
Other income from operations	767.5	617.9	-19.5%	174.8	166.1	212.8	28.1%	21.8%
Total other income	3,751.3	890.7	-76.3%	658.7	421.1	57.7	-86.3%	-91.2%

Other expenses
Loss on the sale of non-current assets held for sale	0.6	2.2	N.A.	0.1	0.4	1.2	N.A.	N.A.
Personnel expenses	3,055.2	3,211.6	5.1%	748.6	814.9	837.1	2.7%	11.8%
General and administrative expenses	4,367.0	4,473.4	2.4%	1,182.3	1,000.5	1,262.4	26.2%	6.8%
Depreciation and amortization	670.5	712.6	6.3%	167.4	176.0	187.5	6.5%	12.0%
Impairment loss on other assets	2.9	5.0	68.3%	2.6	1.9	0.4	-77.7%	-83.8%
Other operating expenses	250.3	247.0	-1.3%	75.9	71.2	89.4	25.7%	17.9%
Total other expenses	8,346.5	8,651.8	3.7%	2,177.0	2,064.8	2,377.9	15.2%	9.2%

Net income before income tax expense	3,487.6	3,137.9	-10.0%	619.7	1,071.1	603.6	-43.6%	-2.6%
Income tax expense	1,310.4	946.4	-27.8%	251.1	342.4	63.1	-81.6%	-74.9%
Net income for the period	2,177.1	2,191.5	0.7%	368.6	728.7	540.4	-25.8%	46.6%

Net income for the period attibutable to:

Non-controlling interest	1,438.1	1,176.4	-18.2%	285.7	313.0	259.1	-17.2%	-9.3%

Net income attributable to owners of the parent	739.0	1,015.1	37.4%	82.9	415.7	281.4	-32.3%	239.4%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

24

Report of 4Q2024 consolidated results Information reported in Ps billions and under IFRS

GRUPO AVAL ACCIONES Y VALORES S.A.
Separate Financial Statements
Financial Statements Under Colombian IFRS

Information in Ps. Billions

Separate Statement of Financial Position	4Q23	3Q24	4Q24	Δ
				4Q24 vs. 3Q24	4Q24 vs. 4Q23

Current assets
Cash and cash equivalents	157.3	145.6	126.2	-13.4%	-19.8%
Trading securities	0.3	0.3	0.5	40.4%	76.6%
Financial assets at amortized cost	18.7	35.8	38.4	7.2%	105.4%
Accounts receivable from related parties	445.0	477.8	1,324.2	177.1%	197.6%
Taxes paid in advance	6.0	0.0	12.7	N.A	113.1%
Other accounts receivable	0.0	0.0	0.0	-87.5%	-80.6%
Other non-financial assets	0.1	0.1	0.1	-13.8%	-2.9%
Total current assets	627.3	659.8	1,502.0	127.7%	139.4%

Non-current Assets
Investments in subsidiaries and associates	18,645.2	19,232.7	19,424.2	1.0%	4.2%
Accounts receivable from related parties	1,032.0	1,128.1	0.0	-100.0%	-100.0%
Property and equipment, net	2.4	14.2	14.1	-1.1%	N.A.
Deferred tax assets	0.3	0.0	0.0	N.A	-100.0%
Total non-current Assets	19,679.9	20,375.0	19,438.3	-4.6%	-1.2%
Total assets	20,307.2	21,034.8	20,940.2	-0.4%	3.1%

Liabilities and shareholders' equity
Current liabilities
Borrowings at amortized cost	20.9	17.0	1,198.0	N.A	N.A.
Outstanding bonds at amortized cost	237.2	234.1	8.5	-96.4%	-96.4%
Accounts payable	364.0	390.9	201.3	-48.5%	-44.7%
Employee benefits	2.9	2.7	2.7	0.1%	-6.5%
Tax liabilities	13.3	13.1	12.0	-8.3%	-10.0%
Other non-financial liabilities	1.2	1.2	1.2	1.4%	1.4%
Total current liabilities	639.5	659.0	1,423.7	116.0%	122.6%

Long-term liabilities
Deferred tax liability	0.0	0.1	0.0	-54.7%	N.A
Borrowings at amortized cost	1,525.8	1,634.0	347.8	-78.7%	-77.2%
Outstanding bonds	900.0	900.0	1,200.0	33.3%	33.3%
Total long-term liabilities	2,425.8	2,534.0	1,547.8	-38.9%	-36.2%
Total liabilities	3,065.3	3,193.0	2,971.5	-6.9%	-3.1%

Shareholders' equity
Total shareholders' equity	17,241.9	17,841.7	17,968.7	0.7%	4.2%

Total liabilities and shareholders' equity	20,307.2	21,034.8	20,940.2	-0.4%	3.1%

25

Report of 4Q2024 consolidated results Information reported in Ps billions and under Colombian IFRS

GRUPO AVAL ACCIONES Y VALORES S.A.
Separate Financial Statements
Financial Statements Under Colombian IFRS
Information in Ps. Billions

Separate Statement of Financial Position	YTD 2023	YTD 2024	Δ	4Q23	3Q24	4Q24	0	Δ
			2024 vs. 2023					4Q24 vs. 3Q24	4Q24 vs. 4Q23
Operating revenue
Equity method income, net	731.0	952.2	30.3%	83.9	395.4	253.4		-35.9%	N.A.
Other revenue from ordinary activities	443.1	425.0	-4.1%	101.9	106.7	104.5		-2.0%	2.5%
Total operating revenue	1,174.1	1,377.2	17.3%	185.8	502.1	357.9		-28.7%	92.6%

Expenses, net
Administrative expenses	79.8	81.1	1.7%	22.2	18.1	21.6		19.1%	-2.5%
Other expenses	-0.5	-0.3	-26.1%	-0.4	-0.3	0.0		-88.9%	-91.6%
Losses from exchange differences	1.5	-4.8	N.A	1.1	-0.3	-2.1		N.A.	N.A
Operating income	1,093.3	1,301.3	19.0%	163.0	484.5	338.4		-30.2%	107.6%

Financial expenses	326.8	270.8	-17.1%	79.4	66.6	62.7		-5.9%	-21.0%

Earnings before taxes	766.5	1,030.5	34.4%	83.6	417.9	275.7		-34.0%	N.A.
Income tax expense	43.5	30.6	-29.6%	7.6	13.7	-8.0		-158.6%	N.A

Net income	723.0	999.9	38.3%	76.1	404.2	283.7		-29.8%	N.A.

26

Report of 4Q2024 consolidated results

Investor Relations Contact

INVESTORRELATIONS@grupoaval.com

Nicolás Noreña

Strategic Planning and Investor Relations Senior Manager

Tel: 601 743 32 22

E-mail: nnorena@grupoaval.com

Simón Franky

Investor Relations and Finance Director

Tel: 601 743 32 22

Email sfranky@grupoaval com

Santiago Fonseca

Financial Planning and Investor Relations Analyst

Tel: 601 743 32 22

Email safonseca@grupoaval com

27

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2025

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel